UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

HANWHA Q CELLS CO., LTD.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation
Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu

Seoul 04541, Korea

Phone Number: (82) 2 729 2517
Attention: Mr. Moon-Seong Choi

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Solar Holdings Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person (see instructions) CO

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Chemical Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person (see instructions) CO

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person (see instructions) CO

CUSIP No.: 83415U108

1.	Name of reporting person Mr. Seung-Youn Kim
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person (see instructions) IN

All information in this Amendment No. 10 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 9 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd. (“Hanwha”), Hanwha Chemical Corporation (“Hanwha Chemical”), Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 10 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 1, 2010, as further amended by Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons with the SEC on July 1, 2011, as further amended by Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 17, 2012, as further amended by Amendment No. 4 to Schedule 13D filed jointly by the Reporting Persons with the SEC on April 22, 2013, as further amended by Amendment No. 5 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 8, 2014, as further amended by Amendment No. 6 to Schedule 13D filed jointly by the Reporting Persons with the SEC on February 6, 2015, as further amended by Amendment No. 7 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 2, 2018, as further amended by Amendment No. 8 to Schedule 13D filed jointly by the Reporting Persons with the SEC on October 15, 2018 and as further amended by Amendment No. 9 to Schedule 13D filed jointly by the Reporting Persons with the SEC on October 23, 2018 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

ITEM 2. Identity and Background

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule A referenced in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with Schedule A hereto, which is incorporated in this Item 2 by reference.

The paragraph under the heading “Hanwha Solar Holdings Co., Ltd.” of Item 2 of the Initial Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On January 16, 2019, Hanwha Chemical, the sole shareholder of Hanwha, passed a special resolution approving the change of the company name from “Hanwha Solar Holdings Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” and Hanwha made the necessary filings with the Registrar of Companies of the Cayman Islands to effect such name change. The name change shall be effective as of the date of issuance of the Certificate of Incorporation on Change of Name by the Registrar of Companies of the Cayman Islands.

ITEM 4. Purpose of Transaction.

The disclosure in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On January 16, 2019, Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.) (the “Issuer”) and Hanwha filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on January 16, 2019. As a result of the Merger, the Issuer merged with and into Hanwha, with Hanwha as the surviving company.

At the effective time of the Merger, the ordinary shares of the Issuer with a par value of $0.0001 per share (“Ordinary Shares”) held by Hanwha immediately prior to the Merger were cancelled for no consideration, and each Ordinary Share not held by Hanwha immediately prior to the Merger was converted into the right to receive $0.198 in cash per Ordinary Share without interest, provided that the aggregate amount of cash, if any, that any holder of Ordinary Shares is entitled to receive for Ordinary Shares held by such holder shall be rounded to the nearest cent (with $0.005 being rounded upward).

On January 16, 2019, in connection with the completion of the Merger, the Issuer notified the Nasdaq Global Market (the “Nasdaq”) of its intent to remove its ADSs from listing on the Nasdaq and requested the Nasdaq to file a delisting application on Form 25 with the SEC to delist and deregister its ADSs. The Issuer will file a Form 15 (Certification of Termination of Registration of a Class of Security) with the SEC, requesting the deregistration of the ADSs and the suspension of the Issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

ITEM 5. Interest in Securities of the Issuer.

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of a result of the Merger, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)       Other than the transactions described in Item 4, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules A to C to the Initial Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)       Not applicable.

(e)       January 16, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2019	HANWHA SOLAR HOLDINGS CO., LTD.

/s/ Jung Pyo Seo
	Name:	Jung Pyo Seo
	Title:	Director

Dated: January 16, 2019	HANWHA CHEMICAL CORPORATION

/s/ Chang-Bum Kim
	Name:	Chang-Bum Kim
	Title:	Chief Executive Officer

Dated: January 16, 2019	HANWHA CORPORATION

/s/ Kyeong-Seak Ok
	Name:	Kyeong-Seak Ok
	Title:	Chief Executive Officer

Dated: January 16, 2019	/s/ Seung-Youn Kim
SEUNG-YOUN KIM

SCHEDULE A

Directors and Executive Officers of Hanwha Solar Holdings Co., Ltd.

Name and Title(s)	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Hee Cheul Kim, Director	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Executive Officer of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Sang Hoon Kim, Director	Hanwha Q CELLS (Qidong) Co., Ltd. 888 Linyang Road, Qidong Jiangsu 226200, China	Head Officer of Hanwha Q CELLS (Qidong) Co., Ltd.	Korea
Mr. Jung Pyo Seo, Director	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Chief Finance Officer of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Joo Yoon, Director	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	SVP, Global Sales Planning of Hanwha Q CELLS Co., Ltd.	Korea
Mr. Moon Seong Choi, Director	Hanwha Q CELLS Co., Ltd. Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	SVP, Corporate Planning of Hanwha Q CELLS Co., Ltd.	Korea